

Mail Stop 3561

March 7, 2017

Kenneth R. Bowling
Chief Financial Officer
1823 Eastchester Drive
High Point, North Carolina
27265

> **Re:** **Culp Inc.**
> **Form 10-K for the Fiscal Year Ended May 1, 2016**
> **Filed July 15, 2016**
> **Form 8-K**
> **Filed February 28, 2017**
> **File No. 001-12597**

Dear Mr. Bowling:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 1, 2016

ITEM 1A. RISK FACTORS, page 16

1. We note that a significant portion of your annual net sales is derived from your upholstery fabrics segment and that you operate a manufacturing facility in Shanghai, China. Please confirm that in future filings you will include a discussion of any material risks associated with business operations in China. Please refer to Item 503 of Regulation S-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Segment Analysis

Mattress Fabrics Segment, page 28

2. It appears that the net increase in revenue in fiscal 2016 for this segment was the result of an increased volume of goods sold, partially offset by the inclusion of one less week in fiscal 2016 and a decline in pricing resulting from "increased customer pricing pressures." Please quantify the degree to which the change in net sales was caused by each of the changes in volumes and pricing at the consolidated and segment levels. Please refer to Item 303(a)(3)(iii) of Regulation S-K for guidance.

Upholstery Fabrics Segment, page 30

3. It appears the enhancements you made to your product mix have resulted in increases in the upholstery fabrics segment's gross profit and operating income. Tell us what consideration you gave to providing more discussion about your enhanced product mix. In this regard, tell us and consider disclosing in further detail the change in product mix that occurred, or the enhancements that were made, and whether management expects this change in product mix to continue. Please refer to Item 303(a)(3) of Regulation S-K.

Item 2.02 Form 8-K Filed on February 28, 2017

4. We refer to your non-GAAP performance measure "Adjusted Net Income" which excludes non-cash income tax expense. This presentation is inconsistent with Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise accordingly in future filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney at (202) 551-6521, or Mara Ransom, Assistant Director at (202) 551-3264, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products